Exhibit 99.3

AMENDMENT NO.  2 TO THE

ALIMERA SCIENCES, INC.

2010 EMPLOYEE STOCK PURCHASE PLAN

Alimera Sciences, Inc., a Delaware corporation (the “Company”), adopted the 2010 Employee Stock Purchase Plan effective April 21, 2010 (as amended by Amendment No. 1 dated December 18, 2014, the “Plan”). Unless otherwise defined herein, all capitalized terms shall have the meaning set forth in the Plan. Pursuant to the authority reserved to the Board of Directors (the “Board”) of the Company under Section 14(a) of the Plan, the Board hereby amends the Plan as follows.

Section 8(c) of the Plan shall be amended in its entirety to read as follows:

“(c) Number of Shares Purchased. As of the last day of each Offering Period, each Participant shall be deemed to have elected to purchase the number of shares of Stock calculated in accordance with this Subsection (c), unless the Participant has previously elected to withdraw from the Plan in accordance with Section 6(a). The amount then in the Participant’s Plan Account shall be divided by the Purchase Price, and the number of shares that results shall be purchased from the Company with the funds in the Participant’s Plan Account. The foregoing notwithstanding, no Participant shall purchase more than 5001 shares of Stock with respect to any Offering Period nor more than the amounts of Stock set forth in Sections 3(a) and 9(b). The Committee may determine with respect to all Participants that any fractional share, as calculated under this Subsection (c), shall be (i) rounded down to the next lower whole share or (ii) credited as a fractional share.”

Except as expressly amended hereby, the Plan shall remain unchanged and in full force and effect and is hereby ratified and confirmed.

Adopted by the Company’s Board of Directors.

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1 Explanatory Note:  This share amount takes into account the Company’s one-for-15 reverse stock split that become effective on November 14, 2019 after the close of trading on The Nasdaq Global Market;  accordingly, the share amount applies on a post-split basis. All other share amounts in the Plan are on a pre-split basis and were automatically adjusted upon the effectiveness of the reverse stock split.